Mail Stop 03-09
							February 4, 2005


Mr. Dennis M. Mulroy
Chief Financial Officer
Molecular Imaging Corporation
9530 Towne Centre Drive, Suite #120
San Diego, California 92121

RE:	Molecular Imaging Corporation
	Form 8-K filed January 24, 2005
            File No. 000-27725

Dear Mr. Mulroy:

We have reviewed your filing and have the following comment.
Where
indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments. Feel free to contact me at the telephone number listed at the end of this letter.
1. Please include a statement as to whether the decision to change accountant was recommended or approved by the board of directors in compliance with Item 304(a)1)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

The amendment requested should be filed via EDGAR within 5
business
days of the date of this letter and should be reviewed by the former
accountants. The letter required by Exhibit 16 should cover the revised disclosures. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to me at (202) 942-7332.



							Sincerely,




							Kevin Woody
						            Staff Accountant


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Mr. Dennis M. Mulroy
Molecular Imaging Corporation
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